SECURITIES AND EXCHANGE COMMISSION
                            Washington, DC 20549

                                SCHEDULE 13G

                  Under the Securities Exchange Act of 1934

                             (Amendment No. 12 )*

                              Ruby Tuesday, Inc.
                               (Name of Issuer)

                                 Common Stock
                        (Title of Class of Securities)

                                 781182-10-0
                                (CUSIP Number)

                               ________________
           (Date of Event Which Requires Filing of This Statement)

     Check the appropriate box to designate the rule pursuant to which this schedule is filed:
        [ ] Rule 13d-1(b)
        [ ] Rule 13d-1(c)
        [ ] Rule 13d-1(d)

    	*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

    	The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act, but shall be subject to all other provisions of the Act (however, see the Notes).



CUSIP No. 781182-10-0          13G

   1) Names of Reporting Persons/S.S. or I.R.S. Identification
      Nos. of Above Persons:  ARTHUR R. OUTLAW/###-##-####

   2) Check the Appropriate Box if a Member of a Group:
        (a)  [ ]___________________________________________________
        (b)  [ ]___________________________________________________

   3) SEC Use Only:

   4) Citizenship or Place of Organization: United States of America

   Number of Shares  (5) Sole Voting Power: 825,222
   Beneficially
   Owned by          (6) Shared Voting Power: *None
   Each Report-      (7) Sole Dispositive Power: 825,222
   ing Person
   With              (8) Shared Dispositive Power: *None

   9) Aggregate Amount Beneficially Owned by Each Reporting
      Person: 825,222

  10) Check if the Aggregate Amount in row (9) Excludes Certain
      Shares (See Instructions):  [X] See Item 4

  11) Percent of Class Represented by Amount in Row 9:  2.5%

  12) Type of Reporting Person (See Instructions): IN



Item 1(a).  Name of Issuer:

     Ruby Tuesday, Inc.

Item 1(b).  Address of Issuer's Principal Executive Offices:

     150 West Church Avenue
     Maryville, TN  37801

Item 2(a).  Name of Person Filing:

     Arthur R. Outlaw

Item 2(b). Address of Principal Business Office or, if None, Residence:

     4721 Morrison Drive
     Mobile, AL 36609

Item 2(c). Citizenship:

     United States of America

Item 2(d). Title of Class of Securities:

     $.01 Par Common

Item 2(e). CUSIP Number:

     781182-10-0

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b) or (c), check whether the person is filing is a:

     N/A

Item 4. Ownership:

     (a)  Amount beneficially owned:  825,222

     (b)  Percent of class: 2.5%


     (c)  Number of shares as to which such person has:

          (i)   Sole power to vote or direct the vote:  825,222

          (ii)  Shared power to vote or to direct the vote:  *None

          (iii) Sole power to dispose or to direct the disposition
                of:  825,222

          (iv) Shared power to dispose or to direct the disposition of: *None

     * - Mr. Outlaw's wife individually owns 19,710 shares. Mr. Outlaw has no voting or investment power with regard to such shares and he disclaims any beneficial ownership to such shares.

Item 5.  Ownership of Five Percent or Less of a Class.

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following [X].

Item 6.  Ownership of More than Five Percent on Behalf of Another Person.

     N/A

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company.

     N/A

Item 8.  Identification and Classification of the Members of the Group.

     N/A

Item 9.  Notice of Dissolution of Group.

     N/A

Item 10.  Certifications.

     Not Necessary



	                               SIGNATURE


     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement, is true, complete and correct.

     Date:       February 16, 1999

     Signature:  /s/ AURTHUR R. OUTLAW

     Name/Title: ARTHUR R. OUTLAW